EXHIBIT A TO FORM C

<u>OFFERING MEMORANDUM</u>

VIOS NUTRITION, INC.

751 West Fourth Street, Suite 120, Winston-Salem, NC 27101
(336)822-9030; www.vioslife.com



Up to 285,000 Shares of Common Stock, $3.50 per share
Minimum purchase: 100 Shares ($350.00)

Vios Nutrition, Inc., a North Carolina corporation (the "Company," we," "us," or "our") is offering to investors ("Investors") a minimum target of 2,858 and a maximum of 285,000 shares ("Shares") of the Company's common stock, no par value per share ("Common Stock"), at an offering price of $3.50 per Share. The minimum purchase is 100 Shares for a minimum investment of $350. The offering (the "Offering") is being conducted on a "best efforts" basis and may continue until the earlier of May 31, 2017 (which date may be extended at our option) or the date when all shares have been sold.

There is currently no trading market for the Common Stock, and we cannot guarantee that such a trading market for the Common Stock will ever exist.

If we reach the target offering amount of $10,003, prior to May 31, 2017, we may conduct the first of multiple closings of the Offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If we do not raise at least our minimum target amount by May 31, 2017, no securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to Investors without deduction, interest, or set-off.

These are speculative securities. A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 7.

	Number of Shares	Offering price to the public	Underwriting discounts and commissions(1)	Proceeds to issuer (2)
Per Share	1	$3.50	N/A	N/A
Target Offering Amount	2,858	$10,003	N/A	$10,003
Total Maximum	285,000	$997,500	N/A	$997,500

(1)   We do not intend to use commissioned sales agents or underwriters.
(2)   Does not include expenses of the Offering, including professional fees, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $53,875.00 in the aggregate for the maximum offering amount. See "Use of Proceeds" and "Plan of Distribution."

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering memorandum or other solicitation materials. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

This Offering Memorandum is dated February 10, 2017

TABLE OF CONTENTS

THIS OFFERING MEMORANDUM, THE OTHER EXHIBITS COMPRISING THE COMPANY'S FORM C FILED WITH THE SEC, AND THE DISCLOSURES ON THE PORTAL RELATED TO THE COMPANY (COLLECTIVELY, THE "OFFERING MATERIALS") CONTAIN ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THE OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN OR THEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THE OFFERING MATERIALS.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE OFFERING MATERIALS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum, including the sections entitled "Risk Factors," "The Company and its Business," and "Use of Proceeds," and other disclosures included in the Offering Materials, contain forward-looking statements. All statements, other than statements of historical fact included in the Offering Materials, may constitute forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect," or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans, and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in the Offering Materials may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Memorandum to conform these statements to actual results or to changes in our expectations. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

You should read the Offering Materials with the understanding that our actual future results, levels of activity, performance and events, and circumstances may be materially different from what we expect.

PROJECTIONS OR FORECASTS CONTAINED IN THE OFFERING MATERIALS MUST BE VIEWED ONLY AS ESTIMATES. THE ACTUAL PERFORMANCE OF THE COMPANY MAY DEPEND UPON FACTORS BEYOND THE CONTROL OF THE COMPANY. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S ACTUAL PERFORMANCE WILL MATCH ITS INTENDED RESULTS.

OFFERING SUMMARY

The following summary highlights selected information contained in this Offering Memorandum. This summary does not contain all of the information that may be important to you. You should read the more detailed information contained in this Offering Memorandum, including, but not limited to, the risk factors beginning on page 7.

Our Company

The Company develops whole food, plant-based nutrition supplements that contain certified organic ingredients and are gluten-free and non-GMO. Víos markets its premium nutritional products through independent representatives titled, "Brand Partners". For additional information, see the section titled "The Company and its Business."

The Offering

The Company is offering to Investors up to 285,000 shares of Common Stock, at a price of $3.50 per Share. The minimum purchase is 100 Shares for a minimum investment amount of $350.

The gross proceeds of the Offering will be a maximum of $997,500 (the "maximum offering amount"). While the Company currently intends for our management to sell the Shares, we may, in our sole discretion, retain selling agents and brokers to sell the Shares. In such event, the Company may be responsible for any commissions or fees of such parties, and related fees and expenses.

The Shares are being offered pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended. The Offering will be conducted on the crowdfunding portal accessible at www.startengine.com and each subdomain thereof (the "Site"), which is owned by StartEngine Crowdfunding, Inc. ("StartEngine Crowdfunding") and operated by StartEngine Crowdfunding and its wholly-owned subsidiary, StartEngine Capital, LLC ("StartEngine Capital" and, collectively with StartEngine Crowdfunding, "StartEngine").

Proceeds from subscriptions for Shares will be held by FundAmerica Securities, LLC ("FundAmerica"), as escrow agent, until such time as a minimum target amount of 2,858 Shares, for gross proceeds of $10,003.00 (the "target offering amount") are sold (and the Company determines, in our sole discretion, to conduct an initial closing at that time). In the event that the Company does not sell the target offering amount of Shares prior to the offering deadline of May 31, 2017 (the "offering deadline"), no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest, or set-off.

General Terms of the Offering

Issuer	Vios Nutrition, Inc., a North Carolina Corporation.
Securities Being Offered	Common Stock, no par value per share.
Price Per Share	$3.50 per Share.
Target Offering Amount	2,858 Shares for gross proceeds of $10,003.
Maximum Offering Amount	285,000 Shares for gross proceeds of $997,500.
Offering Period	The Offering will expire on May 31, 2017, unless earlier closed or terminated.
Eligible Investors	The Offering is open to citizens of the United States and non-US investors.
Escrow	Proceeds of the sale of the Shares will be held by FundAmerica, as escrow agent, until such time as the Company has accepted subscriptions for the target offering amount of Shares. In the event the Company has not received proceeds from the sale of Shares for the target offering amount prior to expiration of the Offering, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to Investors without deduction, interest, or set-off.

Voting Rights	Each Share includes voting rights.
Transfer Restrictions	The Shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless under certain circumstances. Please see "Ownership and Capital Structure; Rights of the Securities."
Book Entry Shares	All Shares will be uncertificated and recorded in book-entry form on the books and records of the Company, except as otherwise required by law. The Company expects to engage a registered transfer agent prior to the closing of the Offering, but may, in our sole discretion, decide to act as our own registrar and transfer agent in connection with the Offering.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of North Carolina. By signing the Subscription Agreement, each Investor submits to the exclusive jurisdiction of the federal or state courts located in North Carolina with respect to any suit, action, or proceeding relating to the Offering.

Closing and Termination of Offering

Until the target offering amount of Shares have been sold, all proceeds from the sale of Shares will be held by the escrow agent. After the target offering amount of Shares are sold and the Company determines, in our sole discretion, to conduct an initial closing of the Offering, the Site will provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment), after which time all amounts held by the escrow agent will be delivered to the Company. Thereafter, the Company may conduct additional closings until the final offering deadline up to the maximum offering amount. In the event the Company does not sell the target offering amount of Shares by the offering deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

The Shares will be offered and closed only when a properly completed and signed Subscription Agreement is submitted by each Investor or his/her representative and is received and accepted by the Company. The Subscription Agreement as submitted by each Investor or his/her representative shall be binding once the Company countersigns the Subscription Agreement. The Shares will be maintained in book-entry form, and notice of issuance of the Shares will be delivered to accepted Investors shortly after the applicable closing.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the offering deadline.

For additional information, please see the StartEngine Subscription Process attached as Exhibit E to the Form C of which this Offering Memorandum forms a part.

Use of Proceeds

The net proceeds of the Offering will be used to fund expansion of the Company's plant-based product line and increased marketing efforts. See "Use of Proceeds" below for additional information.

Valuation Methodology

The price of the Shares reflects the opinion of the Company's board of directors as to what a fair value would be based on global industry valuation reports and peer group product comparisons. We have not undertaken any efforts to produce a formal valuation of the Company, nor have we received an independent, third-party valuation of the Company

Allocation of Oversubscriptions

In the event that the Company meets our target offering amount of proceeds, the Company will accept additional subscriptions up to the maximum offering amount. The Company plans to allocate these subscriptions on a first come, first served basis.

RISK FACTORS

Investing in the Shares involves a high degree of risk. In deciding whether to purchase Shares, you should carefully consider the following risk factors and additional information about the risks. Any of the following risks could have a material adverse effect on the value of the Shares you purchase and could cause you to lose all or part of your investments. Only investors who can bear the loss of their entire investment should purchase Shares.

The Company has a limited operating history.

Our limited operating history makes evaluating the business and future prospects non-definitive, and may increase the risk of your investment. We were formed in December 2015, and we have a limited sales record.

The Company may incur future losses.

The Company currently is not profitable and may lose money in the future. In order to achieve profitable operations, the Company needs to continue to grow sales revenues. The Company cannot be certain that our business will be successful or that it will generate increased revenues to become profitable.

Risks of borrowing.

The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

The Company may not be able to obtain adequate financing to continue our operations.

Expansion, research and development, marketing, salaries, and inventory purchases all require the Company to have adequate capital. Even if the Company successfully raises $997,500 from this Offering, we may need to raise additional funds in the future through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, expand our network of Brand Partners, and improve infrastructure. The Company cannot be certain it will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

The Company may need to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price of our Common Stock.

Consumer demand and competition is not predictable.

Although the Company believes that the products it sells possess advantages, considerable competition in the market for the Company's products exists. In addition, the overall demand for plant-based nutrition supplements is not certain. Outperformance by our competitors and lack of demand may materially and adversely affect our business prospects, operating results, and financial condition.

Product liability claims and recalls.

The Company faces risk of exposure to product liability claims if the use of our products results, or is alleged to result, in personal injury. If the Company manufactures a defective product, the Company may experience material product liability losses in the future. In addition, the Company may incur significant costs to defend product liability claims. The Company could also incur damages and significant costs in correcting any defects, may lose sales, and may suffer damage to its reputation. The Company currently maintains product liability insurance coverage, but such coverage may not be adequate for all liabilities that the Company could incur and may not continue to be available in amounts and on terms acceptable to the Company.

Outsourced manufacturing.

To meet the Company's product cost goals, the Company intends to continue relying on U.S. based outsourced manufacturing companies to produce its products in compliance with FDA 21 CFR Part 111 and under current good manufacturing processes (cGMP). Any problems experienced by such suppliers could negatively affect the Company's operations. Any significant problems experienced by the Company's manufacturers or their suppliers could result in delays or interruptions in the supply of materials to the Company until the problem is cured or until the Company locates an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in the production and could negatively affect the Company's operations.

The Company's success is highly dependent on our current management.

Our success is highly dependent on our Co-Founders who played a critical role in the development and commercialization of our product line. The loss of their services would have a material adverse effect on our business. The Company has obtained insurance for Lawrence Joseph Land and Christopher Brock Agee.

Need to attract and retain key employees.

The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and technical personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Control by majority stockholder.

The Company's Co-Founders collectively are the majority owners and sole directors of the Company. Investors will not be able to control the management of the Company even after the issuance of the Shares.

Lack of public market; illiquidity.

There is no public market for the Shares, and the Company does not expect that such a market will develop in the near future. The Shares will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and is being offered and sold in reliance upon the exemption provided under Section 4(a)(6) of the Securities Act. Securities sold pursuant to Section 4(a)(6) are subject to certain restrictions on transfer for the one-year period following the sale. Consequently, Investors may be unable to liquidate their investment immediately and should be prepared to hold the Shares for at least one year, but potentially indefinitely.

Regulatory approvals.

The Company is currently authorized to sell all of its products in the United States and its PHYTE product in Canada. For geographic expansion and the launch of future products, the Company may be required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations, and permits. If we violate or fail to comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators.

Absence of dividends.

The Company has never paid any dividends, and the Company's ability to pay dividends to its shareholders in the future will require profits to substantially exceed expenses required to operate the business.

YOU SHOULD CONSULT WITH YOUR OWN ATTORNEYS, ACCOUNTANTS, AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING, AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE SHARES.

THE COMPANY AND ITS BUSINESS

Corporate Background and General Overview

The Company exists to provide our customers with the highest-quality, convenient, whole-food nutrition products supported by a premium entrepreneurial business system. The Company was formed on December 29, 2015, as a North Carolina limited liability company named Vios Nutrition, LLC. On January 13, 2017, the Company converted to a North Carolina corporation and changed its name to Vios Nutrition, Inc. by filing Articles of Incorporation Including Articles of Conversion with the North Carolina Secretary of State.

The Company currently offers two products. Vios PHYTE is a whole-food greens product, containing powerful cereal grasses and their essential vitamins, minerals, and proteins that promotes overall good health. Vios Matrix is a complete, plant-based nutrition shake with a balance of protein, complex carbohydrates, adaptogens, digestive enzymes, pre- and pro-biotics, and high quality fiber. All Vios supplements contain quality certified organic ingredients, are gluten-free, non GMO, and 100% vegan. There are no preservatives, nothing artificial, no fillers, and no sugar added. All products of the Company are developed and formulated by Dr. Gordon Tessler PhD.

Sales and Distribution

The Company distributes its supplements in convenient, single-serve packaging through its network of "Brand Partners." Brand Partners are independent contractors and serve as a direct sales force similar to companies such as AdvoCare, Rodan + Fields, and DoTerra. Brand Partners become independent representatives by purchasing products from $99 to $399. Brand Partners can earn commission, through our published commission plan, by selling products to customers. The Company trains and markets through its Brand Partners with a variety of resources: branded training materials, videos, webinars, national conference calls, regional training meetings, health and wellness seminars, replicated websites, and APP.

All sales are conducted on a fully mobile Internet-based software application. In addition, a full-time Customer Care Department is in place to assist Brand Partners and customers with placing orders, providing solutions, tracking packages, and assisting with product and business training.

All products of the Company are warehoused and all orders are fulfilled by the fulfillment center. All products are manufactured under GMP certifications from both NSF International and NPA as well as QAI organic certification for contract manufacturing.

Market and Competition

According to Euromonitor International, steady, real term grown of 7.2% is expected to continue in 2017, with global health and wellness sales targeted to hit a record high of U.S. $1 trillion by 2017. Categories include Naturally Health, Fortified Functional, Better for You, Organic, and Food Intolerance.

Nutritional products dominate the direct sales industry with many of the top 100 direct sales companies in the world having the majority of their sales come from Natural Products.

Vios Impact

The Company is proud to partner with Hydrating Humanity, a faith-based non-profit humanitarian organization providing clean, safe water, hygiene training and hope for people in developing nations. Each time a Brand Partner joins the Company, our financial contribution provides six months of clean drinking water and hygiene training to a person in a developing nation, helping the organization to spread hope throughout the world.

Employees

The Company has 6 full-time employees and 4 part-time employees.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on the Site and as Exhibit C to the Form C of which this Offering Memorandum forms a part, which is incorporated by reference herein.

THE TEAM

Directors and Officers

Name	Position(s)	Date of Service
Brock Agee	President, COO, Director	Since Inception
Lanae Agee	Chief Wellness Officer	Since Inception
Lori Patterson	Vice President of Marketing	Since Inception
Kathy	Vice President of Operations	Since Inception
Woodrum Carla	Secretary, Treasurer	Since Inception
Harmon		

Biographies of Directors and Officers

Brock Agee

Brock Agee is the former president of a successful direct-sales nutritional company. In only seven years' time, the company expanded from 26 independent, direct sales reps to more than 12,000 independent reps and more than 40,000 customers around the world. He built all departments and operations, assembled the employee teams, marketing and brand direction. In addition to his experience developing and leading a direct-sales organization, Brock owns and operates Le Bleu Central Distributors, Inc., which holds the license to deliver Le Bleu in 33 eastern counties in North Carolina, including the Raleigh/Durham, Fayetteville, and Greenville markets. Le Bleu Central Distributors currently serves more than 12,000 home and office delivery customers. Brock is a native North Carolinian, currently residing in Lewisville, N.C., and is a recipient of the 2010 "Forty Leaders under Forty" from The Business Journal Serving the Greater Triad Area.

Lanae Agee, RN

Lanae Agee, RN is the Chief Wellness Officer for Vios and author of our ViosFIT blog. Lanae has a passion for health and wellness and leads the charge when it comes to quality nutrition. Lanae worked as Registered Nurse for Novant Health in Winston-Salem, NC for over 15 years. Lanae specialized as an Orthopedic RN and later an Obstetrics RN for Novant Health.

Gordon Tessler, PhD

All Vios products are developed and formulated by nationally renowned nutritionist, author, and teacher, Dr. Gordon Tessler PhD. Dr. Tessler, author of The Genesis Diet, is the Company's lead product developer and key speaker on the health benefits of the Company's products.

Lori B. Patterson

Lori Patterson is a seasoned marketing professional, experienced in brand introduction and development, creative direction and innovative design. Lori has previously worked on the ad agency side, the client side as Director of Marketing and owned her own consulting business. Lori has launched and developed globally recognized brands in industries such as textiles, home furnishings, bottled water, wine imports and other beverages, nutritional supplements, health and beauty products, churches, schools and other non-profits. Lori is responsible for the marketing research and development, branding and advertising implementation of Víos and its products.

Kathy Woodrum

Kathy Woodrum is an expert in the operations of a direct sales organization. She has extensive knowledge and experience in commission plans, software integration, customer service, shipping and fulfillment processing and logistics. Having worked for a top 100 bottled water company for 20 years and a multi-million dollar direct sales company, Kathy is poised to oversee all of the Customer Care, Fulfillment Processing and Operational functions of Víos. Kathy is responsible for overseeing the daily operations to meet the growth and exceed the goals of Víos.

Carla Harmon

Carla Harmon is responsible for office functionality including key records, organization, accounts payable, commission payouts, and is the liaison with Fulfillment and Customer Care. Carla has extensive knowledge and experience in accounting, office management, training, and standard operating procedures, having worked for a multi-location distribution company for over 20 years.

Related Party Transactions

Except as set forth below, the Company has not entered into any related party transactions:

- The Company fulfills orders to customers in the United States pursuant to an agreement with a distribution company in which Christopher Brock Agee has an ownership stake.
- Christopher Brock Agee is one of the shareholders of the Company that has loaned the Company money as summarized under the heading "Indebtedness" in the section titled "Financial Statements and Financial Condition; Material Indebtedness."

The terms of the transactions above are no less favorable to the Company than those that can be obtained from an unaffiliated third party. Should we enter into other affiliated transactions in the future, they will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below sets forth information as of January 27, 2017 for each person who is the beneficial owner of 20% or more of the Company's outstanding voting securities, calculated on the basis of voting power:

Name of Holder	Shares of Common Stock	Percentage of Voting Power Prior to Offering
Christopher Brock Agee	3,125,000	31.25%
Lawrence Joseph Land	3,125,000	31.25%

Classes of Securities

The Company's authorized capital stock consists of 11,000,000 shares of Common Stock. As of January 27, 2017, 10,000,000 shares of Common Stock are outstanding. The following is a summary of the rights of the Common Stock.

Voting Rights

The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividends

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board") out of funds legally available therefore as well as any distributions to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments

Holders of Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with the Company's Articles of Incorporation and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and not liable to further calls or assessment by us.

2017 Stock Incentive Plan

The Company may issue equity awards, including (but not limited to) options, restricted stock, and restricted stock units, to employees, officers, directors, and consultants and advisors under its 2017 Stock Incentive Plan (the "Plan"). The Company has currently reserved a total of 3,250,000 shares of Common Stock for awards under the Plan. As of the date of this Offering Memorandum, the Company has issued a restricted stock award for a total of 3,125,000 shares of Common Stock to Lawrence Joseph Land, which fully vests on January 13, 2020.

What it Means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

For the one-year period following the closing, the Shares may not be transferred by an Investor, unless such securities are transferred:

- to the Company;
- to an accredited investor;
- as part of an offering registered with the SEC; or

- to a member of the family of such Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements for the period ending December 31, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial Condition

Results of Operations

The Company began shipping its flagship product Vios PHYTE on May 18, 2016 and shipped product to every state in the United States and to Canada in year ending December 31, 2016. During this time, the Company achieved over $720,000 in sales selling products to over 1,700 different customers. In the Company's first year of operation, it developed significant sales performance developing leadership markets in Oregon, Illinois, South Carolina, North Carolina, California and Texas.

Financial Milestones

In 2016, the Company produced $978,106 in assets. The initial capitalization of the Company came from private owners whose contributions totaled $632,985.00. The Company is positioned for continued sales growth having utilized the initial "seed" and loans from owners to build the required infrastructure of software, websites, trademarks, intellectual property, formulations, and inventory to support sales growth in the United States and Canada.

Liquidity and Capital Resources

The Company ended fiscal year 2016 with $242,739.00 in cash and cash equivalents. Also in 2016, the Company was able to secure a $500,000.00 credit line backed by an owner of the Company.

Indebtedness

The Company has obtained the following debt:

- $500,000 credit line, 6.4% APR, revolving
- $407,000 principal balance of promissory notes issued by shareholders of the Company, 5%-8% APR, July 2021 maturity

Exempt Offerings

The Company has conducted the following exempt offerings within the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Dec '15-March '16	Section 4(a)(2) or Rule 506 of Regulation D Thereunder	Membership Interest (later converted to Common Stock in the conversion of the company to a C Corporation)	$632,985.00 (2,800,000 Shares of Common Stock)	Working Capital

Valuation

The price of the Shares reflects the opinion of the Company's board of directors as to what a fair value would be based on global industry valuation reports and peer group product comparisons. We have not undertaken any efforts to produce a formal valuation of the Company, nor have we received an independent, third-party valuation of the Company.

USE OF PROCEEDS

Assuming that the Offering is fully subscribed up to the maximum offering amount, we estimate that, at a per Share price of $3.50, the net proceeds from the sale of the 285,000 shares in the Offering will be approximately $943,625.00, after deducting the estimated offering expenses of approximately $53,875.00.

The net proceeds of the Offering will be used primarily to fund the expansion of the Company's plant-based product line and increased marketing efforts. Additionally, the funds will be used to pay down the current debt. Accordingly, we expect to use the net proceeds as follows:

	If Target Offering Amount Sold	If Maximum Offering Amount Sold*
Total Proceeds:	$10,003	$997,500
Less: Offering Expenses		
(a) StartEngine fees	$ 500	$49,875
(b) FundAmerica fees[1]	$1,400	$4,000
Net Proceeds	**$8,103**	**$943,625**
Use of Net Proceeds		
(a) Marketing	$8,103	$200,000
(b) Salaries and general administrative expenses	$0	$100,000
(c) Intellectual property	$0	$20,000
(d) Professional fees	$0	$15,000
(e) Working capital[2]	$0	$158,625
(f) Inventory	$0	$250,000
(g) Indebtedness	$0	$200,000
Total Use of Net Proceeds	**$8,103**	**$943,625**

*Figures rounded to the nearest whole number, columns may not add due to rounding

(1)   FundAmerica's fees will vary based on the total number of Investors and the method of each Investor's payment. Estimated amounts are included in the table above.

(2)   A portion of working capital will be used for officers' salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

REGULATORY INFORMATION

Eligibility

The Company is:

- Organized under, and subject to, the laws of a state or territory of the United States or of the District of Columbia;
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
- Not an investment company registered or required to be registered under the Investment Company Act of 1940;
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding; and
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Also, the Company was not required to file with the SEC and provide to investors ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Memorandum. The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Disqualification

Neither the Company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual Reports

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 31 each year. Once posted, the annual report may be found on the Company's website at www.vioslife.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.
Updates

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

<u>FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW
FOR VIOS NUTRITION, INC.</u>

[*See attached*]



VÍOS NUTRITION, INC.

FINANCIAL STATEMENTS
Year Ended
December 31, 2016



VÍOS NUTRITION, INC.

CONTENTS



Scott Nash, CPA
CERTIFIED PUBLIC ACCOUNTANT
570 Pepperidge Rd Lewisville, NC 27023
Telephone: (336) 918-6120 E-mail: scottnash.cpa@gmail.com

Independent Accountant's Review Report

To the Board of Directors of Vios Nutrition, Inc.

I have reviewed the accompanying financial statements of Vios Nutrition, Inc., which comprise the balance sheet as of December 31, 2016, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Scott Nash, CPA
Scott Nash, CPA
Lewisville, North Carolina

VIOS NUTRITION, INC.
BALANCE SHEET
December 31, 2016
(UNAUDITED)

ASSETS

Current Assets	Total
Cash and cash equivalents	$ 242,739
Prepaid expenses	9,821
Inventory	326,744
Total Current Assets	**579,304**

Fixed Assets	
Security Deposit	13,689
Business Organization Costs	81,241
Product Formulation	45,161
Leasehold Improvements	26,464
Furniture and Equipment	249,712
Trademark	10,695
Total Fixed Assets	426,962
Less Accumulated Depreciation	(28,160)
Total Fixed Assets	**398,802**
Total Assets	**$ 978,106**

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities	
Accounts payable	$ 36,404
Commissions Payable	56,348
Total Current Liabilities	**92,752**

Long Term Liabilities	
Credit Line	498,253
Notes Payable	403,612
Total Long Term Liabilities	**901,865**
Total Liabilities	**$ 994,617**

VIOS NUTRITION, INC.
BALANCE SHEET
December 31, 2016
(UNAUDITED)

	Total
Stockholders Equity	
Capital Stock	$ 632,985
Retained Earnings	(649,496)
Total Stockholders Equity	(16,511)
Total Liabilities and Stockholders Equity	$ 978,106

VIOS NUTRITION, INC.
INCOME STATEMENT AND CHANGES IN
STOCKHOLDERS EQUITY
For the Year Ended December 31, 2016
(UNAUDITED)

		Total
Revenue		
Sales	$	723,820
Cost of Goods Sold		210,995
Gross Profit	$	512,825
Other Income		73
Expenses		
Sales Commissions & Marketing Costs		399,461
Market Share Acquisition		190,834
Salaries, Wages & Benefits		181,826
Professional Services		129,437
Freight and Shipping Costs		58,604
General and Administrative Expense		152,546
Sales Tax Expense		13,645
Interest		7,881
Depreciation Expense		28,160
Total Expenses		1,162,394
Excess (deficiency) of revenues over expenses		(649,496)
Retained Earnings, beginning		-
Retained Earnings, ending		(649,496)
Capital Stock		632,985
Total Stockholders Equity	$	(16,511)

VIOS NUTRITION, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016
(UNAUDITED)

	Total
Cash flows from operating activities:	
Excess (deficiency) of revenues over expenses	$ (649,496)
Adjustments to reconcile excess (deficiency) of revenues over expenses to net cash provided by operating activities:	
(Increase) decrease in:	
Prepaid expenses	(9,821)
Inventory	(326,744)
Increase (decrease) in:	
Accounts payable	92,752
Accumulated Depreciation	28,160
Total adjustments	(215,653)
Net cash provided by (used by) operating activities	(865,149)
Cash flows from financing activities:	
Capital Stock	632,985
Credit Line	498,253
Notes Payable	403,612
Total from financing activities	1,534,850
Cash flows from investing activities:	
Increase in Fixed Assets	(426,962)
Net increase (decrease) in cash and cash equivalents	242,739
Cash and cash equivalents at beginning of year	
Cash and cash equivalents at end of year	$ 242,739

VIOS NUTRITION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016
(UNAUDITED)

Note 1 - Nature of Organization

Víos Nutrition, LLC was incorporated in December 2015 under the laws of the State of North Carolina. The Company was converted to a Business Corporation in January 2017. The Company exists to provide its customers with high quality, convenient, whole-food, plant–based nutrition products. The Company sells its products through highly-trained, independent sales representatives, called "Brand Partners", compensated exclusively based on the sale of its products.

The financial statements of Vios Nutrition, Inc. (which may be referred to as the "Company", "we", "us", "our") are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's headquarters are located in Winston-Salem, NC.

Note 2 - Date of Management's Review

In preparing the financial statements, the Company has evaluated events and transactions for potential disclosure through January 25, 2017; which is the date that the financial statements were available to be issued.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting:
The Company uses the accrual method of accounting for both financial statements and income tax reporting.

Property and Equipment:
All fixed assets are recorded at cost and depreciated using the straight line method over the estimated useful lives of the assets.

Fair Value of Financial Instruments:
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most

observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash Flows:
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk:
At various times throughout the period the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to creditworthiness of the financial institution.

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of

expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Inventory:
Inventory is comprised of finished goods and is valued at cost as of December 31, 2016. Cost is determined using standard cost; first-in, first-out method.

Revenue Recognition:
The Company will recognize revenues from the date product is shipped, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and (d) collection of the amounts due is reasonably assured.

Freight and Shipping Costs:
The Company recognizes shipping costs billed to customers as a component of net sales and the cost of shipping and fulfillment as a component of expenses.

Sales Commission and Marketing Costs:
Marketing costs are expensed as incurred. Sales Commissions are paid to independent distributors according to the Company's published financial success plan both weekly and monthly based on products sold.

Sales Taxes:
Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Income Taxes:
The Company has elected to be taxed under the provisions of a Subchapter C of the Internal Revenue Code. Under these provisions C corporations are separate taxpayers, not passed thru entities.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NC state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent Accounting Pronouncements:
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Subsequent Events:
The Company has evaluated subsequent events that occurred after December 31, 2016 through January 25, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Note 4 - Related Party Transactions

The Company fulfills orders to customers in the United States and Canada pursuant to an agreement with a distribution company in which an original founder and current board member has an ownership stake. The principal balance of Notes Payable was issued by shareholders of the Company.

Note 5 – Going Concern and Risk Factors

To date, the company has relied upon the sale of capital stock and debt financing for working capital throughout 2016 for Working Capital, Sales and Marketing expense and Inventory. The company intends to support the financing of its operations by a proposed Regulation Crowdfunding equity campaign in 2017. If the company cannot raise additional capital or if its revenues grow more slowly than anticipated, the Company may consume all of the Company's cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the company. If the company is unable to obtain sufficient amounts of additional capital, the company may be required to reduce the scope of its planned development, which could harm the Company's business, financial condition and operating results. The financial statements do not include and adjustments that might result from these uncertainties.

Limited Operating History:
The Company's limited operating history makes evaluating the business and future prospects non-definitive, and may increase the risk of investment. We were formed in December 2015, and we have a limited sales record.

Future Losses:
The Company may incur future losses. The Company currently is not profitable and may lose money in the future. In order to achieve profitable operations, the Company needs to continue to grow sales revenues. The Company cannot be certain that our business will be successful or that it will generate increased revenues to become profitable.

Risks of borrowing:
The Company may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations, or financial condition.

Future Additional Funding:
The Company may not be able to obtain adequate financing to continue our operations. Expansion, research and development, marketing, salaries, and inventory purchases all require the Company to have adequate capital. Even if the Company successfully raises $997,500 from this Offering, we may need to raise additional funds in the future through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development, and design efforts, expand our network of Brand Partners, and improve infrastructure. The Company cannot be certain it will be able to raise additional funds when needed.

Outsourced Manufacturing:
To meet the Company's product cost goals, the Company intends to continue relying on U.S. based outsourced manufacturing companies to produce its products in compliance with FDA 21 CFR Part 111 and under current good manufacturing processes (cGMP). Any problems experienced by such suppliers could negatively affect the Company's operations. Any significant problems experienced by the Company's manufacturers or their suppliers could result in delays or interruptions in the supply of materials

to the Company until the problem is cured or until the Company locates an alternative source of supply. Any delay or interruption would likely lead to a delay or interruption in the production and could negatively affect the Company's operations.

Note 6 - Commitments and Contingencies

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company entered a long-term lease beginning September 1, 2016 for seven (7) years with Tightline Partners, LLC. for Class A Office Space located at 751 West Fourth Street, Winston-Salem NC 27120. The office is used for Executive Management, Marketing, Accounting, Conference and Customer Care activities.

Note 7 – Debt

In 2016, the Company entered into a series of notes payable for a total of 901,865. The note bears interest at a rate of 5%-8% APR, Maturity: July 2021. Proceeds acquired were used for inventory and sales/marketing efforts. The interest as of December 31, 2016 was accrued for a total of $7,881.00.

Note 8 – Stockholder's Equity

The Company has authorized the issuance of 1,000,000 shares of Common Stock par value of $3.50 per share. The Company's Board of Directors has approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock to 11,000,000. The Board of Directors approved this amendment in January 2017.

EXHIBIT C TO FORM C

<u>**INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE**</u>
<u>**(SCREENSHOTS)**</u>

[*See attached*]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR VIOS NUTRITION, INC.

Joe: Thank you for reviewing this exclusive opportunity to buy stock in Víos Nutrition. My name is Joseph Land and I am here with my partner Brock Agee and we've worked together to build multi-million dollar brands in the direct sales industry.

Brock: We recently launched our company in April of 2016 and we've been able to ship our flagship product PHYTE into all fifty states and into Canada producing over six hundred and fifty thousand dollars in sales.

Joe: We believe that our success to date is because of our premium, plant-based organic products being packaged in single serve packets that are affordable and convenient for the masses. Recently Google offered to purchase a plant-based nutrition start-up company with no sales for three hundred million dollars. We believe that we're on the forefront of this trend.

Brock: Another reason for our rapid success is our positioning in the direct sales industry, where Víos is able to clearly communicate to our consumers our brand message. And then we make it very simple for them to shop online and receive their products directly in their home. There are over twenty million people involved in the direct sales industry in the United States. We invite you to do just as legendary investor Warren Buffet
did when Berkshire Hathaway purchased the wildly successful Pampered Chef.

Joe: Brock and I have built a top-notch brand at Víos. Just as NuSkin has created values of two point seven billion. We will strive to do the same with Víos.

Brock: When you purchase your stock at Víos you are locking arms with our team as we build a global brand. You'll be right alongside of us as we face all the challenges and the wonderful experiences. And especially the thrill of victory when we can say look what we have done together at Víos.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.